SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
            ---------------------------------------------------------
                            (Name of Subject Company)

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
            ---------------------------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   225233 10 5
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                        Mr. Gary J. Havens President and
                             Chief Executive Officer
                    106 Fort Street, Buffalo, Wyoming, 82834
                                 (307) 684-5591
            ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                           Jennifer E. Martella, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.      [X] issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO dated October 3, 2003, and Amendments No. 1 and No. 2 thereto dated October 17, 2003 and October 28, 2003, respectively (the "Schedule TO") relating to an issuer tender offer by Crazy Woman Creek Bancorp Incorporated, a Wyoming corporation, to purchase up to 350,000 shares of its common stock, par value $0.10 per share.

         ITEM 11.          ADDITIONAL INFORMATION

         All of the information in the Offer to Purchase dated October 3, 2003 and the related letter of transmittal, as modified by the information contained in the Supplement to Offer to Purchase dated October 28, 2003 is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO.


         ITEM 12.          EXHIBITS

         (a)(9) Text of Press Release issued by Crazy Woman Creek Bancorp Incorporated dated November 5, 2003.


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

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2003.


                                       CRAZY WOMAN CREEK BANCORP INCORPORATED



                                       By: /s/Gary J. Havens
                                           -------------------------------------
                                           Gary J. Havens
                                           President and Chief Executive Officer


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